Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: May 31, 2022

Frequently Asked Questions For Our Business Combination with Gesher

•	What are we talking about here?

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Let’s start from the top. Over the past ten years, we’ve built an important business: a global digital platform for international freight which connects forwarders, carriers, and shippers for booking and payments. To the best of our knowledge, we are the largest digital freight booking platform connecting those logistics players, at least for air cargo which is the first segment to really go digital. While there are other service providers—e.g. digital forwarders—we are vendor-agnostic, truly a platform rather than a service provider. You only need to look at what Booking.com has done for air travel, or Amazon Marketplace for eCommerce sellers, to see the value in platforms that connect different players across other industries.

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After years of hard work, our industry footprint—and our bookings—are growing very quickly, with well over ten thousand importers over time, over 3,500 forwarders, and the largest collection of digitalized carriers. Until now, we’ve raised $120 million from leading venture funds and strategic investors, and we’re now taking Freightos to its next growth stage by raising money by going public. This is not an exit—it’s a way to raise a large amount of capital so that we can continue our growth. It does, however, mean that Freightos will quite soon be a public company and employees will eventually be able to sell the shares from their options.

•	What are the details?

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We are going public through a business combination (merger) with a special purpose acquisition company (a SPAC). This is a well known alternative to the IPO process. The result is essentially the same as an IPO: we will raise money and Freightos shares will be traded on the NASDAQ stock market. We are conducting this business combination with a SPAC called Gesher I Acquisition Corp. We’ll talk more about that soon, but the main details are that we are raising at least $80 million dollars from investors. We also agreed on a current Freightos+Gesher valuation of about $435 million before the new investment. Together with $80 million in investment, that means that when we go public, we should have a nominal market value of over $500 million dollars. However, the actual valuation will be determined by trading on the market and may be substantially different.

•	What does all of that mean for the company? And what does it mean for me?

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In short, it means that we will have more money to grow, with long-term financial stability to evolve the company. It also means that we will be doing so under more external scrutiny. And, last but not least, if Freightos continues to grow as we and our investors plan, you, as shareholders, have the potential to enjoy the benefits of a public stock. Every single one of us has options in Freightos; when we’re publicly traded, those will be made available for you to gradually exercise and sell if you want to.

Freightos Limited | www.freightos.com

350 Lincoln Road, Miami Beach, Florida 33139, United States

•	So what is a SPAC?

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A SPAC is a special purchase acquisition company. SPACs have become an increasingly popular method for companies to go public. In short, a group of investors create a SPAC company (in this case, Gesher), which starts as an empty shell company. The SPAC is taken public via an IPO (in Gesher’s case, they chose the NASDAQ, the world’s second largest stock exchange by market capitalization and a favorite market for tech stocks). The SPAC company then has a limited amount of time to find a target company to merge with. It’s kind of a reverse IPO—instead of IPOing ourselves we merge with a shell company that already did an IPO and already has a traded stock.

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This is the point where the target company—Freightos in our case—comes in. After searching, Gesher found (and loved) Freightos. After negotiations and extensive discussions, the companies (Freightos and Gesher) agreed to the terms and officially announced the planned merger—this is where we are today.

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So that leaves us with a publicly traded company (Gesher), a private company (Freightos), and a public announcement that Gesher will combine with Freightos and then be a public company called… Freightos. After the business combination, Gesher will stop existing as a separate company.

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What happens next? The next step will be to file a registration statement with the US Securities and Exchange Commission (the SEC) which regulates US securities offerings (stock markets). During the coming weeks, both companies will write a prospectus and publicly share information about the business. Our finance and legal teams and our external advisors will be very busy with this. Then over several months the SEC will review the planned disclosures and may ask questions or suggest changes. Once the registration statement is approved by the SEC, Gesher will hold a shareholders’ meeting to approve the transaction, and if approved (which we believe is very likely) and all other closing conditions are met, the business combination, the merger will “close” (take effect) and the combined company (Freightos) receives the investment and becomes public. We will trade on NASDAQ probably with the symbol FROS and the price of our shares can rise or fall based on investor supply and demand.

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In SPACs specifically, before the shareholders’ meeting to approve the transaction, the investors in the SPAC can choose whether they want to keep the money they invested in the SPAC or cash out (“redeem”). Once the final number is determined, trading in shares of the combined company begins in the public market and the price can rise or fall.

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Many SPACs also line up additional investors, known as PIPE investors. Gesher has already lined up the PIPE investors we need (we have $80 million committed through PIPEs and other mechanisms) so additional PIPE investors are not a condition to completing the deal. What is a PIPE you might ask? A PIPE is a private investment in a public equity—P … I… P … E. Lawyers like their acronyms.

•	So when will we actually be a public company?

•	There will now be a process of several months while the SEC reviews our prospectus. We hope to be public well before the end of 2022, but there is no guarantee.

Freightos Limited | www.freightos.com

350 Lincoln Road, Miami Beach, Florida 33139, United States

•	I’ve heard negative things about SPACs. Should I be concerned?

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There has been a fair amount of criticism about SPACs recently, but we believe there are two key differences to our deal from other deals. Let’s start with the criticism first. Over the past two years, many high-growth, low-revenue companies used SPACs as a shortcut to IPO (go public) and then saw significant drops in valuation once they went on the market. In our case, we have already been in the process of hypergrowth, while actively showing revenue growth, we are not going public merely with future promises.

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The second challenge is that the SPAC investors can redeem their shares right before the transaction is completed, which creates high volatility for the potential price. We have a rare case in that $80 million of new investment is committed and many of the existing and new SPAC investors have committed to not sell their shares for 2-3 years (subject to staged early releases). This is a show of confidence from the investors in our business and prospects.

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We believe that we are bringing Freightos public at a fairly modest valuation (especially compared to some of the SPAC transactions last year) so we are optimistic that we can increase the value of the company for both us and our future shareholders over the coming years, especially if we can continue the hyper growth momentum we have demonstrated in the last two years.

•	Why were Gesher interested?

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Gesher I is the name of the SPAC that we will be combining with. Gesher and its CEO, Ezra Gardner, were interested in Freightos for a few very clear reasons—they had been looking for a rapidly growing market leader with a strong team and predictable growth ahead. We ticked all of the boxes.

•	Is this an “exit”?

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No. We are not viewing this as an exit. No one is selling shares right now. We’re viewing this as a new funding round and a debut on public markets. We are raising a significant amount of capital that will help fuel our growth. With the money, we will be able to expand our team, carefully and responsibly, invest in expanding the company’s scope and success, and explore new acquisition opportunities. Nonetheless, it does pave the way for shareholders to sell some shares in the public markets in coming years if they want to do so.

•	Can we talk $$$? What does this mean for me?

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All Freightos employees are option-holders (and therefore can become shareholders by “exercising” their options) through our ESOP option plan (you can see your current ESOP package here). When we go public, every vested option will be split to about 3.6 shares, which are nominally worth $10 each. So, nominally each old Freightos share will be worth approximately $36. However, the actual price on the market may be a lot less or a lot more, so do not count on this money and don’t spend it yet!

•	In practical terms each option you have could be worth $36 minus the “strike price”. However it all depends on trading in the market.

Freightos Limited | www.freightos.com

350 Lincoln Road, Miami Beach, Florida 33139, United States

•	When can I sell?

•	First we have to wait a few months for the SEC to approve our prospectus and only then will the combination with Gesher “close” and trading start.

•	Even after that there are several limitations on the timing of when you sell shares.

•	You can only exercise and sell “vested” options. 25% of your options vest after 1 year after the grant and then 6.25% every quarter until everything is vested after 4 years.

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There will be a lockup for employees and most investors to avoid everyone selling quickly after we go public. When we first start trading, all your shares will be locked up. 25% will be unlocked 6, 12, 18 and 24 months after we start trading. The amount you can sell at any time will be the lesser of what is vested and what is unlocked.

•	There may be trading windows where certain employees are barred from selling due to having access to private information, which the public doesn’t have.

•	So this requires some patience, but there is a good chance you will be able to sell some shares gradually from six months after the deal closes hopefully later this year.

•	Wait, so if I have say 1,000 options with a $7 dollar strike price, I’ll make $29,000 dollars?

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Not so fast. First of all, you have to wait for the deal to close and for options to vest and unlock as above, and make sure any insider trading window is open. Then prices of publicly traded shares fluctuate. We hope the long-term price will rise significantly above $10/share (that is after the 1:3.6 split of your shares). However, it can, of course, go down too. If markets stay weak as they are right now, there is a risk the price could be significantly less than $10—at least for a while.

•	Also, bear in mind any profit you get from selling your stock options will be taxed as per your tax residence country tax laws.

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Technically again your 1,000 options with a $7 strike price will be “split” into just under 3,600 options with a strike price of $1.94 each ($7 / 3.6). We hope over time each share will be trading for $10 or more so yes you might make (10-1.94) * 3600 or about $29,000. But the share won’t be trading for $10, it will trade for whatever the market trades at. There is a risk it could be significantly lower at times although of course we aim that in the long term it will be much higher.

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Important note: Even though Gesher shares may consistently trade at or around $10 per share after the announcement of the transaction and before the deal closes, this does not indicate that the price won’t drop well below $10 after the deal closes, particularly after the funds from Gesher’s trust account are released (SPAC shares rarely fall far below $10 before the business combination because SPAC investors have the option to redeem $10). But let’s stay optimistic and focus on building a great company where the share price will go up!

•	I was told I would get ESOP’s but I didn’t get any information or documentation

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Employees receive a grant of stock options (ESOP … Employee Stock Option Plan—more acronyms) when they start to work at Freightos, with a vesting schedule that starts as of his/her start date. The ESOP agreements are sent to employees after they are approved by the Board of Directors, which can take up to three months. Any one who joined in April or onwards should receive the agreement around July.

Freightos Limited | www.freightos.com

350 Lincoln Road, Miami Beach, Florida 33139, United States

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The Clearit and 7L teams that joined us upon their acquisition will get ESOP with a vesting date around the acquisition date (January 1, 2022 for 7L and February 16, 2022 for Clearit). Due to the move to Cayman, there was a delay and the agreements will be sent to you around July. Anyone permanent who joined one of these teams post-acquisition, the vesting schedule will be according to their start date at Freightos, so you won’t lose anything from the delay.

•	Why are we going public?

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A few reasons. There is a lot of investment money available in the public markets and, now more than ever, there is strong appreciation for both platform companies and for supply chain technology companies.

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Ezra, the CEO of Gesher, Gesher’s broader team, and their investors bring a tremendous amount of capital market experience to our team. Together with their commitment to stay actively involved, they can help ensure that we continue to increase our value in the long-term.

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Going public brings an increased level of visibility to our business and strategy. In this case, we believe it’s a positive thing, as it will promote transparency and alleviate concerns about business models and directions.

•	Being public will further increase our profile in the market.

•	What about our valuation?

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Market valuations have gone down dramatically over the past few weeks, especially for tech companies listed on Nasdaq. We believe that $435m for the combined company before investment is a fair valuation. We opted to go public with a strong vision and viable business plan that we hope will lead to increased valuation over time. That said, in total, with the Gesher money we are raising, we will be targeting an initial post-money valuation of $501+ million dollars after having raised a total of $200 million to date. That means that together, we have created more than $300 million dollars in value. And we’re going to continue on that path. Again, this is just the next stage, not a final exit—we’re not selling the company, we’re raising funds to grow.

•	What does this mean for Freightos?

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Legally, it means far more scrutiny. As a public company, we will need to be even more transparent and mindful about what we say and how we say it. Our legal team will be discussing this in depth with the whole team.

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For our customers, it means business as usual, with more capital and drive to help their experience evolve. Our mission remains the same—to help make global trade frictionless by connecting the players that make it tick. For some years now, our product suite has been focused on connecting the different industry players and helping them both book and, increasingly, pay. We’re continuing to double down on that. We have always increased or reduced focus on different products at different times—going public does not change that.

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In case customers ask, reassure them that Freightos going public is good news for them, it means we will have more investment to keep improving our product and we will be more transparent with them about the size and growth of our business.

Freightos Limited | www.freightos.com

350 Lincoln Road, Miami Beach, Florida 33139, United States

•	How long has this been going on for?

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We’ve been in conversations for about six months now. This is a great time to say thank you to the finance and legal teams, who have been working around the clock for months now, supported by the data team, marketing, HR and many others. It’s also, of course, a great time to say thank you to you—our team—who have made this possible.

•	How does this impact the way we deal with information?

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We have always been very careful with what we say and to whom. We work with sensitive information about carriers, freight forwarders and importers and exporters. From now on we will have to be very mindful that everything we say might have an impact on someone’s decision to buy, sell or hold a public company stock—that is a big responsibility and we are up to the task. All information will have to be either public or private. Public information will have to be made available to everyone equally. Private information will have to be protected carefully, and people with access to private information may be restricted from trading in our securities and those of Gesher. More guidance and training will follow.

•	Can I buy some Gesher shares or warrants now?

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Not necessarily. You and your immediate family may not trade Gesher shares or warrants (or later Freightos shares) without approval from our legal team, due to insider trading rules. Reminder, you may also not trade securities of any business customer or partner about whom you may have material nonpublic information.

•	Where can I find more information?

•	Freightos Investor Relations page

•	Zvi’s blog post

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freightos Limited’s (“Freightos”) and Gesher I Acquisition Corp.’s (“Gesher”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other

Freightos Limited | www.freightos.com

350 Lincoln Road, Miami Beach, Florida 33139, United States

conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’s inability to introduce new products or technologies; risks to Freightos’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this communication. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES

Freightos Limited | www.freightos.com

350 Lincoln Road, Miami Beach, Florida 33139, United States

FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Freightos Limited | www.freightos.com

350 Lincoln Road, Miami Beach, Florida 33139, United States